SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

ON TRACK INNOVATIONS LTD.
 (Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /X/         Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes___      No /X/

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___      No /X/

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE: This Form 6-K/A is being furnished for the purpose of amending and restating in its entirety the Form 6-K furnished by On Track Innovations Ltd. with the Securities and Exchange Commission on July 23, 2003. The changes correct certain erroneous numbers in such Form 6-K.

OTI COMPLETES TWO EQUITY FINANCINGS

Cupertino, CA – July 22, 2003 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV; Prime Standard [Frankfurt]: OT5), a global leader in contactless microprocessor-based smart card systems, announced today that it had successfully completed two private placements of its ordinary shares, raising an aggregate amount of $912,500, of which $637,500 has already been received and the balance of $275,000 will be received upon effectiveness of registration as described below.

At the initial closing, OTI issued 231,818 ordinary shares to a U.K. based fund and a U.S. based fund at a price of $2.75 per share for a total investment of $637,500. In addition, the investors received warrants for 90,909 ordinary shares with an exercise price of $3.85 (subject to adjustment) and for 50,000 shares with an exercise price of $5.75 per share. Upon the effectiveness of a registration statement covering the shares issued and to be issued upon exercise of the warrants, OTI shall issue an additional 100,000 shares at a price of $2.75 per share, for an additional $275,000, or a grand total of $912,500, and an additional warrant for 50,000 shares at $5.75 per share.

The investors are entitled to have the restricted ordinary shares they purchased and the shares issuable upon exercise of the warrants registered under applicable securities laws for subsequent sale.

This release contains forward-looking statements within the meaning of the United States Securities laws. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By /s/ Oded Bashan Oded Bashan President, Chief Executive Officer And Chairman

Date: September 4, 2003